

December 8, 2010

Gary C. Beilman
President and Chief Executive Officer
Dimeco, Inc.
820 Church Street
Honesdale, Pennsylvania 18431

      Re: Dimeco, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2009
            File No. 0-49639

Dear Mr. Beilman:

      We have completed our review of your Form 10-K for the fiscal year ended December 31, 2009, and we have no further comments.

                      Sincerely,

                      Mark Webb
                      Legal Branch Chief